Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

July 8, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on July 8, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

July 8, 2024.

Schedule “A”

Bitfarms Appoints Ben Gagnon as Chief Executive Officer

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (July 8, 2024) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin data center company, today announced that the Board of Directors has appointed Ben Gagnon Chief Executive Officer, effective immediately. He was previously Chief Mining Officer.

“Ben is a seasoned leader with significant experience in Bitcoin mining, and we are thrilled to appoint someone of his caliber as the Company’s next CEO,” said Nicolas Bonta, Chairman of the Board of Directors. “Over the last five years, Ben has been a vital member of the Bitfarms leadership team and has been instrumental in positioning the Company to drive organic growth and capture a greater share of the global demand for Bitcoin. We look forward to leveraging Ben’s insights and experience as the Company works to expand and diversify the business into exciting and synergistic new areas, such as energy generation, heat recycling, energy trading and HPC (high performance computing) for AI (artificial intelligence).”

“The Board is confident that Ben is the right person to lead Bitfarms in this next chapter. During his tenure as Chief Mining Officer, Ben played a significant role in the development of Bitfarms’ growth plan, positioning the Company to drive significant value creation,” said Edie Hofmeister, Chair of the Independent Search Committee of the Board of Directors. “We look forward to benefiting from his leadership as we continue to capitalize on growth opportunities and further global expansion with an emphasis on the U.S”.

“I am honored to be appointed CEO and am excited for the opportunity to lead and work alongside such a talented team,” said Mr. Gagnon. “This has been a transformational year for the Company, and I am encouraged about the future as we begin planning and implementing strategies for the 2028 halving event, while simultaneously evaluating potential HPC/AI opportunities. As I look to the next four years and the Company’s strategic path, I am encouraged by the tremendous potential ahead and am confident that we have the right team in place to execute on our objectives.”

Mr. Gagnon started his career at Bitfarms as Director of Business Development in 2019 and was promoted to the Director of Mining Operations in 2020 and Chief Mining Officer in 2021. In his various roles at the Company, Ben has been responsible for mining strategy and operations, including growth strategies, mining economics, miner portfolio management, and evaluation and integration of new technologies. He has worked intimately with every department in the Company. Prior to joining Bitfarms, Mr. Gagnon founded and operated two Bitcoin mining companies, holding roles as Chief Executive Officer, Chief Mining Officer and Chief Technology Officer. Mr. Gagnon earned his M.Sc. in Internet Computing from Hong Kong University and has a B.Sc. in Economic Consulting and International Business from the Kelley School of Business at Indiana University. In addition, Mr. Gagnon currently serves as co-chair of the Canadian Blockchain Consortium Mining Committee and is a lead analyst for the Bitcoin Mining Council.

The Company noted that the retention of the Chief Executive Officer is independent of the Special Committee’s process to review strategic alternatives. The Special Committee remains committed to thoroughly evaluating all opportunities to maximize shareholder value.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated data centers with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding expansion and diversification of the business into synergistic new areas, value creation, projected growth opportunities relating to the Company’s geographical diversification and expansion, as well as the timing therefor, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: possible changes to the strategic plan of the Company following a change of control of the Company; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; it may not be possible to profitably liquidate the current digital currency inventory, or at all; the digital currency market may not continue to be accepted by users; digital currency prices are volatile and a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions may not be achieved; the Company may not be able to maintain reliable and economical sources of power for the Company to operate its cryptocurrency mining assets; there may be increases in the Company’s electricity costs and costs of natural gas; the Company may be impacted by changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates, which could adversely impact the Company’s profitability; the Company’s ability to expand will depend upon the completion of future financings; and the adoption of new, or changes in existing, regulations or laws could prevent the Company from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the Company’s annual information form for the year-ended December 31, 2023, and the MD&A for the three-month period ended March 31, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Innisfree M&A Incorporated

Gabrielle Wolf / Scott Winter

+1 212-750-5833

Laurel Hill Advisory Group

1-877-452-7184

416-304-0211

assistance@laurelhill.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher

Dan Katcher or Joseph Sala

+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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